SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2013

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer

Apsis
A DIFERENÇA EM CONSULTORIA
Simples e Inteligente

Valuation Report

SP-0404/13-02a

AMBEV BRASIL BEBIDAS S.A. and AMBEV S.A.

An independent member of
Morison International

REPORT	SP-0404/13-02a	REFERENCE DATE:	December 31st, 2012.

APPLICANT:	AMBEV BRASIL BEBIDAS S.A., hereinafter called AMBEV BRASIL.
	Private Corporation with head office located at Av. Antárctica, 1,891 (part), Fazenda Sta. Úrsula, in the City of Jaguariúna and State of São Paulo, registered with the Brazilian Taxpayers' Registry (CNPJ) under No. 73.082.158/0001-21.
	AMBEV S.A., hereinafter called AMBEV S.A.
	Reporting corporation with head office located at Rua Dr. Renato Paes de Barros, No. 1,017, Corp. Park Building, 3rd floor, Itaim Bibi, in the City and State of São Paulo, registered with the Brazilian Taxpayers' Registry (CNPJ) under No. 07.526.557/0001-00.
SUBJECT COMPANIES:	AMBEV BRASIL and AMBEV S.A., each qualified above.
PURPOSE:	Calculation of the Shareholders' Net Equity of AMBEV BRASIL and AMBEV S.A., by appraising the net equities of both companies pursuant to the same criteria and as of the same date, at market prices, for purposes of Section 264 of Law No. 6,404/76 ("Brazilian Corporation Law").

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL LTDA. (APSIS) was retained by AMBEV BRASIL and AMBEV S.A. to calculate the Shareholders' Net Equity of each company by appraising their net equities pursuant to the same criteria and as of the same date, at market prices, for purposes of Section 264 of Brazilian Corporation Law.

The technical procedures employed in this report are in accordance with the criteria set forth by appraisal standards, and appraisal calculations for determining the value of assets, and were based on the income, asset, and market approaches.

This report presents the market value of the companies' assets and liabilities used to adjust the Shareholders' Equity, at book value, of both AMBEV BRASIL and AMBEV S.A., through the asset approach, considering the subsequent corporate events occurred between 12/31/2012 and 10/31/2013.

Additionaly, AMBEV S.A. informed that, previously the merger of AMBEV BRASIL with and into AMBEV S.A., BSA BEBIDAS LTDA. (CNPJ No 00.838.818/0001-88) will be merged with and into AMBEV BRASIL, being such merger of BSA with and into AMBEV BRASIL considered as effective for purposes of this Report ("BSA Merger").

SUMMARY OF RESULTS

The table below presents a general overview of the Net Equities at market price of the companies involved in the transaction, as of 12/31/2012, for purposes of Section 264 of Brazilian Corporation Law.

EXCHANGE RATIO

Value (R$ thousand)

RELEVANT ACCOUNT	ACCOUNTING		MARKET NET EQUITY	
	AMBEV S.A.	Ambev Brasil	AMBEV S.A.	Ambev Brasil
ASSET	37,368,392	5,492,678	32,200,540	3,206,952
CURRENT ASSET	11,883,810	970,358	11,883,810	989,402
LONG TERM ASSET	9,665	179,636	9,665	822,452
FIXED ASSET	25,474,917	4,342,684	20,307,065	1,395,097
LIABILITY	37,368,392	5,492,678	32,200,540	3,206,952
CURRENT LIABILITY	30,259	1,419,063	30,259	1,419,063
LONG TERM LIABILITY	667,864	2,414,882	667,864	484,224
NET EQUITY	36,670,268	1,658,733	31,502,416	1,303,665
TOTAL OF SHARES	15,662,591	710,416	15,662,591	710,416
LONG TERM ASSET				
R$ PER SHARE *	2.341265	2.334876	2.011316	1.835073
EXCHANGE RATIO	1.002736		1.096041	

Obs.: Amount of Ambev Brasil's shares for 1 AMBEV S.A.' share

TABLE OF CONTENTS

1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL Ltda., hereinafter called APSIS, with head office located at Rua da Assembleia, 35, 12nd floor, Centro, in the City and State of Rio de Janeiro, registered with the Brazilian Taxpayers' Registry (CNPJ) under No. 27.281.922/0001-70, was retained by AMBEV BRASIL and AMBEV S.A. to calculate the Shareholders' Net Equity of each company by appraising their net equities pursuant to the same criteria and as of the same date, at market prices, for purposes of Section 264 of Brazilian Corporation Law.

To prepare this report, we used data and information provided by third parties in the form of documents and verbal interviews with AMBEV BRASIL and AMBEV S.A. Estimates used in this process are based on those documents and information, which include the following, among others:

- By-Laws of the companies;
- Financial Statements of the group's companies;
- Organizational chart and corporate shareholdings;
- List of permanent assets;
- IAN (Annual Reports) and ITR (Quarterly Reports) of the companies;
- Set of architectural plans;
- Area charts;
- Documents with technical specifications of the appraised equipments;
- Relevant subsequent corporate events occurred between 12/31/2012 and 10/31/2013;
- Corporate acts of the companies approving dividends distribution, based on the respective financial statements as of 12/31/2012; and
- BSA Merger.

The APSIS team responsible for the preparation of this report is composed by the following professionals:

- AMILCAR DE CASTRO
  Commercial director
  Bachelor of Laws
- ANA CRISTINA FRANÇA DE SOUZA
  Managing partner
  Civil engineer, post-graduated in Accounting Sciences (CREA/RJ 1991103043)
- ANTONIO LUIZ FEIJÓ NICOLAU
  Thecnical director
- DANIEL GARCIA
  Project manager
- ERIVALDO ALVES DOS SANTOS FILHO
  Accountant (CRC/RJ 100990/O-1)
- LUCILIA NICOLINI
  Accountant (CRC/SP 107.639/O-6)
- LUIZ PAULO CESAR SILVEIRA
  Superintendent director
  Mechanical Engineer, MSc in Business Management (CREA/RJ 1989100165)
- MARCIA APARECIDA DE LUCCA CALMON
  Technical director (CRC/SP-143169/O-4)
- MÁRCIA MOREIRA FRAZÃO DA SILVA
  Director (CRC/RJ-106548/O-3)
- RENATA POZZATO CARNEIRO MONTEIRO
  Superintendent director
- RICARDO DUARTE CARNEIRO MONTEIRO
  Managing Partner
  Civil Engineer, post-graduated in Economic Engineering (CREA/RJ 1975102453)
- SERGIO FREITAS DE SOUZA
  Director
  Economist (CORECON/RJ 23521-0)

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and must be read carefully.

This Report complies with the fundamental principles described below:

- The consultants do not have any direct or indirect interests in the companies involved, in their respective controlling shareholders or in the transaction, nor are there any other relevant circumstances which may characterize a conflict of interests, actual or potential, with the companies involved, their respective controlling shareholders, or regarding the minority shareholders, or the transaction itself.
- APSIS' professional fees are not in any way whatsoever subject to the conclusions of this Report.
- To the best of the consultants' knowledge and credit, the analyses, opinions, and conclusions expressed in this report are based on data, diligence, research and surveys that are true and correct.
- For purposes of this report, it was assumed that the information received from third parties is correct; the sources of such information are stated in this Report.
- This report presents all the limiting conditions, if applicable, imposed by the adopted methodologies, which may affect the analyses, opinions and conclusions comprised herein.
- This report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability over the matter appraised, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- This Report complies with the specifications and recommendations established by the Brazilian Technical Standards Association (ABNT), Uniform Standards of Professional Appraisal Practice (USPAP) and the International Valuation Standards Council (IVSC), in addition to the requirements imposed by various agencies and regulations, such as the Brazilian Accounting Practice Committee (CPC), the Ministry of Treasury, Brazilian Central Bank, Banco do Brasil, CVM (Brazilian Securities Commission), SUSEP (Brazilian Insurance Commission), Income Tax Regulations (RIR), Brazilian Committee of Business Appraisers (CBAN) etc.
- The controlling shareholder and managers of the companies involved did not direct, restrict, hinder or engage in any acts which have or may have compromised access to, use, or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions contained herein.

3. LIABILITY LIMITATIONS

- In order to prepare this Report, APSIS used historic data and information, audited by third-parties or unaudited, provided in writing by the management of AMBEV BRASIL and AMBEV S.A., or obtained from the mentioned sources. As such, APSIS assumed that the data and information obtained for this Report are true and coherent and APSIS does not have any liability with respect to their veracity.
- The scope of this Report did not include auditing of financial statements or revising the work performed by auditors. Therefore, APSIS is not issuing an opinion on the financial statements of AMBEV BRASIL and AMBEV S.A.
- We are not liable for eventual losses to AMBEV BRASIL or AMBEV S.A., its subsidiaries, shareholders, officers, creditors or other parties as a result of the use of data and information provided by the companies and contained herein.
- Our work was developed solely for use by AMBEV BRASIL and AMBEV S.A., its shareholders and any other entities or natural persons involved in and for purposes of the mergers to be consummated. Therefore, this Report must not be published, circulated, reproduced, disclosed or used for any purpose other than the one previously mentioned, without the prior written consent of APSIS.
- This valuation does not reflect events and their respective impacts, occurred after the date hereof.
- APSIS shall not be deemed responsible for direct or indirect losses, or for loss of profits eventually resulting from the inappropriate use of this Report.
- We emphasize that the fully understanding of the conclusion of this Report requires a comprehensive reading of the complete Report and its Exhibitss. Conclusions should not be drawn from a partial reading of the Report, since they may be incorrect or misleading.

4. APPRAISAL METHODOLOGIES

ASSETS APPROACH: NET EQUITY AT MARKET PRICE

This methodology is derived from Generally Accepted Accounting Principles (GAAP), in which financial statements are prepared based on the principle of historic cost or acquisition cost. Due to this principle and to the fundamental principle of accounting, the book value of the assets of a company less the book value of its liabilities is equal to the book value of its net equity.

The application of this methodology starts with the book value of assets and liabilities, and requires the adjustment of some of these items so as to reflect their probable liquidation value. The result of the application of this method may provide an initial basis for estimating a company's value, as well as a useful basis of comparison with results from other methodologies.

On the other hand, the basic principles of economics allow us to create the following appraisal technique: the value defined for assets less the value defined for liabilities is equal to the value defined for a company's net equity. From an appraisal perspective, the relevant definitions of value are those appropriate for the objective of the appraisal.

The assets approach, therefore, aims to appraise a company by adjusting its book value (net balance) to its respective fair market value. Assets and liabilities deemed relevant are appraised at their fair market value, with a comparison being made between this value and its book value (net balance).

The general appraisal criteria applied to the adjustment of assets subject to appraisal at market prices are further detailed in Chapter 6 of this Report.

These adjustments, after being duly analyzed, are then added to Shareholders' Net Equity at book value, thus determining the company's market value through the assets approach. The company's fair market value shall be the value of its Shareholders' Net Equity considering the adjustments made for the appraised assets and liabilities.

It is important to note that the identification and quantification of off-balance sheet liabilities or liabilities not disclosed by the companies' managements were not within the scope of our work.

The methodology and scope adopted were intended to appraise the companies as a going concern. Therefore, expenses incurred in asset liquidation or debt collection, as well as related to bankruptcy or liquidation proceedings, were not contemplated in the calculations contained herein.

INCOME APPROACH: RELIEF FROM ROYALTIES APPROACH

For the valuation of trademarks, the chosen methodology is a derivation of the income approach for the valuation of trademarks, recommended when the payment of royalties is a common practice in the industry. Such approach, known as the Relief-from-Royalty Approach (*Relief-from-Royalty Approach, Valuation of Intellectual Property and Intangible Assets* - Smith, Parr), is based on the incremental cash flow after taxes, derived from the fact that the company no longer will have to pay royalties to third-parties for the use of a specific brand/trademark. The trademark's fair value may then be attributed to the cash flow generated from these savings, brought to

present value, and applying a discount rate that represents the associated risk. Since trademarks do not have a measurable lifespan, perpetuity is also added to the cash flow.

MAIN STEPS OF THE APPRAISAL

- Reading and analysis of the companies' balance sheets.
- Analysis of asset and liability accounts recorded in the companies' balance sheets, in order to identify accounts subject to adjustments, as well as calculations of their probable market values.
- Adjustment of the companies' fixed assets by their respective market values based on asset appraisals performed by APSIS.
- Adjustment of relevant intangible operating assets by their respective market values, based on assumptions and appraisal criteria developed by APSIS.
- Application of the equity method of accounting to the shareholders' equity, at market value, of subsidiaries and affiliated companies for the purpose of calculating the value of investments.
- Calculation of the market value of the companies' Net Equity.
- Considering subsequent corporate events informed by the companies between 12/31/2012 and 10/31/2013, and the BSA Merger.

5. COMPANIES' PROFILES

AMBEV BRASIL BEBIDAS S.A.

The AMBEV BRASIL BEBIDAS S.A., with head office in Jaguariúna (SP), having as its corporate purpose the production, bottling and sales of sodas, mineral water and wates, juices, alcaholic drinks, isotonic, diet and beverege in general, and participation in other companies.

AMBEV BRASIL S.A.'s PORTFOLIO

BEER

- Skol
- Brahma
- Antarctica
- Bohemia
- Original
- Polar
- Serramalte
- Caracu
- Skol 360º
- Antarctica SubZero
- Budweiser
- Stella Artois
- Quilmes
- Leffe
- Hoegaarden
- FranziskanerHefe-Weissbier Hell
- Kronenbier
- Norteña
- Patrícia

SODAS

- Pepsi
- Guaraná Antarctica
- Teem
- Água Tônica Antarctica
- Sukita
- Soda Antarctica
- H2OH!
- Baré
- Citrus Antarctica

OTHER BRANDS

- Gatorade
- Lipton Ice Tea
- Fusion Energy Drink
- Lipton Mate

AMBEV S.A.

AMBEV S.A. was incorporated on July 8th, 2005. On October 26th, 2005, AMBEV S.A. was acquired by InterBrew International B.V., having as its corporate purpose the direct and indirect participation in other companies. On March 1st, 2013, AMBEV S.A.'s corporate name was changed from Inbev Participações Societárias S.A. to AMBEV S.A. and on the same date its corporate purpose was modified so as to reflect the current corporate purpose of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV. As of its incorporation, AMBEV S.A. has maintained in its investment portfolio only its corporate interest in COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV, thereby not having held any other corporate interests. On October 30th, 2013, AMBEV S.A. had its registry as publicly-held company, category A, approved by Comissão CVM. On November 11th, 2013, the shares and *American Depositary Receipts* of AMBEV S.A. started to be traded at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros and at the New York Stock Exchange.

6. GENERAL APPRAISAL CRITERIA

The present Report was prepared for the purposes of complying with the provisions of Section 264 of Brazilian Corporation Law, in order to evaluate the Net Equity of AMBEV BRASIL and AMBEV S.A., according to the same criteria and as of the same date, at market prices.

EVENTS AND ADJUSTMENTS CONTEMPLATED IN THE APPRAISAL

The Financial Statements considered for this Report were prepared by AMBEV BRASIL and AMBEV S.A., fully complying with Law No. 11,638/07. The table below presents the general criteria established to appraise each account and/or group of accounts of the companies involved in the transaction:

ACCOUNT GROUP	ASSUMPTIONS	APPRAISAL CRITERIA
GENERAL	Accounts with less than R$ 300,000.00 in value were not analyzed. The book value was maintained, with the exception of those consolidated in a specific group.	▪ Market value identical to book value.
CASH AND CASH EQUIVALENTS	Cash and cash equivalents consist of cash balances, bank deposits and other short term investments of high liquidity, with original maturity terms of up to 3 (three) months, and with an insignificant risk of change in value, and their presented balance is net of balances relating to secured accounts in the cash flow statements. ▪ Cash; ▪ Current Accounts; and ▪ Short term Financial Applications, represented substantially by high liquidity Bank Deposit Certificates.	▪ Market value identical to book value considering that it did not present a relevant market adjustment.
FINANCIAL INVESTMENTS	In general, investments in debt securities with original maturity of more than three (3) months and a remaining term of less than one (1) year are classified as short term financial investments. Investments with terms greater than one (1) year may be classified as short term financial investments based on their high liquidity nature and represent cash used for the companies' ongoing operations.	▪ Market value identical to book value considering that it did not present relevant market adjustment.

ACCOUNT GROUP	ASSUMPTIONS	APPRAISAL CRITERIA
DERIVATIVE FINANCIAL INSTRUMENTS	The execution of hedging transactions is carried out by the periodic analysis of the risk exposure that is intended to be covered, such as exchange rate, interest rate and others, aiming at assuring liquidity, profitability and safety. In order to achieve their objectives, the companies and their subsidiaries use exchange, interest, and commodities derivatives. The derivative instruments authorized by the Financial Risk Management Policy are futures contracts traded in the commodities and future exchanges, deliverable forwards, non-deliverable forwards and call options. Derivative transactions are classified by strategies according to their objectives, as demonstrated bellow: I) Financial hedge - transactions entered into with the purpose of hedging the net indebtedness of the companies against exchange and interest rate variations. The derivative used to protect the risks related to the 2017 Note was classified as a Fair Value Hedge instrument. II) Operating Hedge - transaction entered into with the purpose of minimizing the exposure of the companies, after eventual tax effects, to fluctuations in exchange rates and prices of raw materials, investments, equipment and services to be purchased. All derivatives allocated in this strategy are designated as Cash Flow Hedge instruments. III) Tax Hedge - transaction entered into with the purpose of minimizing the tax impact in Brazil of the exchange rate effect deriving from transactions between the companies and their subsidiaries located	▪ Book value maintained, considering that the aforementioned operations were measured by their fair values.

ACCOUNT GROUP	ASSUMPTIONS	APPRAISAL CRITERIA
	abroad. The positive results of the Derivative Instruments are recorded in the Accounts Receivable category and the negative results in Accounts Payable.	
ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES	Represented primarily by: ▪ Clients; ▪ Interest to be paid on financial investments; ▪ Indirect recoverable taxes, especially ICMS, PIS and COFINS; ▪ Advanced marketing expenses, primarily with publicity; ▪ Related parties, especially loan agreements; ▪ Other accounts receivable; and ▪ Provision for Doubtful Accounts. The provision for doubtful accounts is calculated based on an analysis of all the receivable amounts existing on the date of the balance sheet. Provisions for doubtful accounts are recorded in an amount considered sufficient by the companies' management to cover probable losses in the liquidation of receivables. Historically, the companies have not recorded significant losses in client account receivables.	▪ Advanced marketing expenses were expensed in results. ▪ Remaining items - Market value identical to book value, considering that it did not present a relevant market adjustment.
INVENTORY	Represented primarily by: ▪ Finished Products Inventory; ▪ Products under development; ▪ Raw Materials; ▪ Production materials; ▪ Warehouse (*almoxarifado*) and others;	▪ Finished Products Inventories were adjusted to market value using the EBIT basis as profit margin. ▪ Remaining items - Market value identical to book value, considering it did not present a relevant market adjustment.

ACCOUNT GROUP	ASSUMPTIONS	APPRAISAL CRITERIA
	▪ Advances; and ▪ Provision for losses.	
DEFFERED AND RECOVERABLE INCOME TAX AND SOCIAL CONTRIBUTION	Taxes recoverable are substantially represented by Withholding Tax and Advanced IRPJ (Corporate Entity Income Tax) and CSLL (Social Contribution on Net Income), among others. Deferred taxes obtained primarily on temporary differences, fiscal losses, and negative social contribution taxable basis are accounted for to the extent of any future taxable profit at a sufficient level for full or partial use of the deferred taxes.	▪ Market value identical to book value, considering it did not present a relevant market adjustment.
INVESTMENTS	Participation in Direct and Indirect Subsidiaries, evaluated by the equity method of accounting.	▪ The balances were adjusted by the effects of the market adjustments reflected on the shareholders' net equity of the subsidiaries, appraised under the same methodologies and valuation criteria as the controlling company.
BUILDINGS	Assets of extreme relevance to the business. Appraised at market prices according to their substitution cost, and applying the project's parameters. The methodology and respective calculations are further detailed in Exhibit 1.	▪ Market value.
MACHINERY AND EQUIPMENT	Assets of extreme relevance to the business. Appraised at market prices according to their substitution cost, and applying the project's parameters. The methodology and respective calculations are further detailed in Exhibit 1.	▪ Market value.
INSTALLATIONS	Assets of extreme relevance to the business. Appraised at market prices according	▪ Market value.

ACCOUNT GROUP	ASSUMPTIONS	APPRAISAL CRITERIA
	to their substitution cost, and applying the project's parameters. The methodology and respective calculations are further detailed in Exhibit 1.	
OTHER FIXED ASSETS	Represented by Utensils and Accessories and Fixed Assets under construction.	▪ Book value maintained, considering it did not present a relevant market adjustment.
OTHER INTANGIBLES	Represented by assets with a defined useful lifespan, such as: ▪ Distribution Agreements; and ▪ Software. The term for the amortization of intangible assets with a defined useful lifespan is five (5) years, and the amortization is calculated based on the annual rate of 20%, and recognized for the fiscal year results based on the linear method.	▪ For purposes of compliance with Section 264 of the Brazilian Corporation Law, the appraiser chose the historic cost values as the best reference, aiming to purge the influence of the scenario and future profitability projections present in the traditional valuation methodologies at market prices for this group of assets.
TRADEMARKS	Identified trademarks, of extreme relevance to the business, were evaluated at market prices by the royalty relief method. The methodology and respective calculations are further detailed in Exhibit 2.	▪ Market value.
GOODWILL	AMBEV S.A.: Adjustment of accounting basis of ABI (Anheuser-Busch InBev S.A./N.V.) relative to the goodwill registerd in the ABI's consolidated financial statements and fair value adjustment in the fixed assets recorded in ABI's financial statements; AMBEV BRASIL: Goodwill encountered in the appraised subsidiaries.	▪ Goodwills previously calculated were disregarded, since goodwills based on future profitability are not recognized by the methodology of appraising net equity at market value, as provided in Section 264 of the Brazilian Corporation Law.

ACCOUNT GROUP	ASSUMPTIONS	APPRAISAL CRITERIA
ACCOUNTS PAYABLE AND OTHER ACCOUNTS PAYABLE	Represented substantially by: ▪ Suppliers and accrued expenses; ▪ Indirect taxes payable (ICMS, PIS, COFINS etc.); ▪ Dividends and interest on shareholders' equity payable; ▪ Stock Options (*put*); and ▪ Related parties, especially comercial purchase and sale transactions.	▪ Market value identical to book value, considering it did not present a relevant market adjustment. ▪ Elimination of the Stock option provision in subsidiary, against the Net Equity.
LOANS AND FINANCING	Relates to bank loans with or without guarantees and debentures. The companies' debts were structured in such a manner as to not concentrate any significant maturity date in a specific year, and are also subject to different interest rates.	▪ For the remaining items, book value was maintained, considering that such transactions were calculated based on their fair value, when applicable.
PROVISIONS FOR CONTINGENCIES	Represented by the balances of the provisions for Labor, Tax and Civil contingencies, whose risk levels are classified as PROBABLE. For the valuation of AMBEV BRASIL and its subsidiaries, no provision is made for contingencies classified as having POSSIBLE or REMOTE enforceability, though in some cases similar matters may be classified at different risk level categories due to peculiar factual and procedural situations of each specific case. However, in some situations, judicial deposits are made due to legal requirements or with a view to being conservative.	▪ Market value identical to book value, considering it did not present a relevant market adjustment.
EMPLOYEE BENEFITS	Represented primarily by retirement plans: ▪ Defined Contribution Plans; ▪ Defined Benefit Plans; and ▪ Benefits such as medical assistance, dental assistance and others.	▪ Market value identical to book value, considering it did not present a relevant market adjustment.
NET EQUITY	Market adjustment - Result of the valuation at market price of Assets, Rights and	▪ Adjusted by appreciation or depreciation

ACCOUNT GROUP	ASSUMPTIONS	APPRAISAL CRITERIA
	Obligations, net of tax effects.	of the assets and liabilities appraised, net of tax effects.

7. APPRAISAL OF THE NET EQUITY AT MARKET PRICE OF AMBEV BRASIL

This Report applied the assets approach for the appraisal of the Net Equity at market price of AMBEV BRASIL. In this approach, relevant assets and liabilities were appraised according to the criteria detailed in Chapter 6, so as to reflect their fair market value.

RELEVANTS ASSETS

In order to achieve the value of the Net Equity at market prices of AMBEV BRASIL, it was necessary to appraise the company's relevant operating assets, i.e., all fixed assets and trademarks.

PROPERTY, PLANT AND EQUIPMENT

The fixed assets referring to equipment are the most relevant among the set of AMBEV BRASIL's operating assets. The appraisal methodology of these assets can be found in Exhibit 1 of this Report and the results are summarized in the table to the right:

	Total - Market Value
TOTAL PROPERTY, PLANTS & EQUIPMENT - Accounting	1,379,461,431
Real Estate	348,071,115
Plants	22,512,190
Buildings	325,558,925
Improvement	-
Plantations	-
Other Real Estate	681
Afforestation and Reforestation	-
Other Goods	681
Furniture, Vehicles and Computers	1,603,407
Furniture and Fixtures	269,546
Vehicles	160,588
Goodwill CBB - Incorporation	-
Computer Equipment	1,173,274
Equipments	832,548,677
Agricultural Equipment	-
Equipments and Machinery	779,280,000
Instalation	-
Equipment for external use	121,870,501
Goods for external use	51,237,692
Current Assets	70,632,809
Stores	-
On going fixed assets	75,688,280
Provision for Loss	(321,230)
Provision for Loss - External use	(26,145)
Provision for Loss - Current Asset	(295,085)

INTANGIBLE

The intangible assets considered for this appraisal were the trademarks owned by AMBEV BRASIL relating to beers, sodas and other beverages, especially those indicated in Chapter 5.

VALUATION OF OTHERS ASSETS AND LIABILITIES

For the remaining assets and liabilities of AMBEV BRASIL, the criteria detailed in Chapter 6 were applied, according to the spreadsheets provided in Exhibit 3.

VALUE OF THE NET EQUITY AT MARKET PRICE OF AMBEV BRASIL

The table below presents the value of the Net Equity at Market Price of AMBEV BRASIL as of the reference date of this Report, with the respective adjustments of the main line items:

AMBEV BRASIL BEBIDAS S.A.	FINANCIAL STATEMENT					
BALANCE SHEET (R$)	BALANCE ON 12/31/2012	DIVIDENS PAYMENT SUBSQUENT EVENT (09/02/13)	BSA MERGER	BALANCE AFTER SUBSEQUENT EVENT	Company's and controled companies' Market Adjustment	MARKET BALANCE
CURRENT ASSET	1,325,369,000	- 405,659,456	50,648,109	970,357,652	19,044,520	989,402,173
NON CURRENT ASSET	4,513,290,000	-	9,030,530	4,522,320,530	- 2,304,771,169	2,217,549,361
LONG TERM ASSET	172,728,000	-	6,908,159	179,636,159	642,815,720	822,451,879
FIXED ASSET	4,340,562,000	-	2,122,371	4,342,684,371	- 2,947,586,889	1,395,097,482
Investments	3,270,897,000			3,270,897,000	- 3,441,416,260	- 170,519,260
Property, Plants and Equipments	1,008,182,000	-	1,940,363	1,010,122,363	371,791,884	1,381,914,247
Intangible	61,483,000	-	182,008	61,665,008	122,037,486	183,702,494
TOTAL ASSET	5,838,659,000	- 405,659,456	59,678,639	5,492,678,182	- 2,285,726,648	3,206,951,534
CURRENT LIABILITY	1,396,597,000	-	22,466,086	1,419,063,086	-	1,419,063,086
NON CURRENT LIABILITY	2,409,265,000	-	5,617,421	2,414,882,421	- 1,930,658,747	484,223,674
LONG TERM LIBILITY	2,409,265,000	-	5,617,421	2,414,882,421	- 1,930,658,747	484,223,674
NET EQUITY	2,032,797,000	- 405,659,456	31,595,132	1,658,732,675	- 355,067,901	1,303,664,774
TOTAL LIABILITY	5,838,659,000	- 405,659,456	59,678,639	5,492,678,182	- 2,285,726,648	3,206,951,534

VALUE OF AMBEV BRASIL'S SHARES

710,415,791 shares	*VALUE PER SHARE*
Book equity value	R$ 2.334876
Adjustment per share	R$ (0.499803)
Equity value adjustment at Market price	R$ 1.835073

8. APPRAISAL OF THE EQUITY AT MARKET PRICE OF AMBEV S.A.

This Report applies the assets approach for the appraisal of the Net Equity at market price of AMBEV S.A. Pursuant to this methodology, relevant assets and liabilities were appraised so as to reflect their fair market values, according to the criteria detailed in Chapter 6.

RELEVANT ASSETS

Considering that AMBEV S.A. is a holding company, the relevant asset is represented by the corporate interest held by AMBEV S.A. in COMPANHIA DE BEBIDAS, appraised by the equity method of accounting.

VALUATION OF OTHER ASSETS AND LIABILITIES

For the remaining assets and liabilities of AMBEV S.A., the criteria detailed in Chapter 6 were applied, according to the calculation spreadsheets provided in Exhibit 3.

SUBSEQUENT TRANSACTIONS

Additionally, we considered the following transactions that were implemented in:

(i) June 17th, 2013:

- IIBV contributed to AMBEV S.A.'s capital stock 1,669,193,464 shares of COMPANHIA DE BEBIDAS in the amount of R$ 15,688,235,750.00 (fifteen billion, six hundred eighty eight million, two hundred and thirty five thousand and seven hundred and fifity reais);
- AmBrew contributed to the capital stock of AMBEV S.A. with 254,551,331 shares of COMPANHIA DE BEBIDAS in the amount of R$ 725,521,626.00 (seven hundred and twenty five million, five hundred and twenty one thousand and six hundred and twenty six reais);
- AMBEV S.A. executed a reverse stock-split of its shares so that its capital stock shall decrease from 10,308,306,399 shares to 9,693,597,815 shares, without modification of its capital stock.
- All shares issued by COMPANHIA DE BEBIDAS and not held by AMBEV S.A. were merged into the asset base of AMBEV S.A. ("Stock Swap Merger"), resulting in the delivery to COMPANHIA DE BEBIDAS' shareholders, holders of common or preferred shares issued by COMPANHIA DE BEBIDAS, of AMBEV S.A. common shares, in a total amount of R$ 97,054,802,000 (net of provision in the amount of R$ (85,242,633,000)), according to the technical pronouncement CPC 36 and in the technical interpretation ICPC 09); and
- Once concluded the Stock Swap Merger, COMPANHIA DE BEBIDAS became a wholly-owned subsidiary of AMBEV S.A.

VALUE OF THE NET EQUITY AT MARKET PRICE OF AMBEV S.A.

The table below provides the value of the Net Equity at Market Price of AMBEV S.A. as of the reference date of this Report, with the respective adjustments of the main line items:

AMBEV S.A.	FINANCIAL STATEMENT								
BALANCE SHEET (R$)	BALANCE ON 12/31/2012	SUBSEQUENT EVENT (a)	Equivalence adjustment	SUBSEQUENT EVENT (b)	SUBSEQUENT EVENT (c)	SUBSEQUENT EVENT (d)	PRO FORMA BALANCE	Company's and controled companies' Market Adjustment	MARKET BALANCE
CURRENT ASSET	71,641,000	-	-	-	97,054,802,000	(85,242,633,000)	11,883,810,000	-	11,883,810,000
NON CURRENT ASSET	1,284,324,967	16,413,757,376	173,001,146	7,613,498,215	-	-	25,484,581,705	(5,167,852,056)	20,316,729,648
LONG TERM ASSET	9,664,967	-	-	-	-	-	9,664,967	-	9,664,967
FIXED ASSET	1,274,660,000	16,413,757,376	173,001,146	7,613,498,215	-	-	25,474,916,737	(5,167,852,056)	20,307,064,681
Investments	1,274,660,000	16,413,757,376	173,001,146		-	-	17,861,418,522	1,505,937,159	19,367,355,681
Property, Plants and Equipments	-	-	-	939,004,000	-	-	939,004,000	-	939,004,000
Intangible	-	-	-	6,674,494,215	-	-	6,674,494,215	(6,673,789,215)	705,000
TOTAL ASSET	1,355,965,967	16,413,757,376	173,001,146	7,613,498,215	97,054,802,000	(85,242,633,000)	37,368,391,705	(5,167,852,056)	32,200,539,648
CURRENT LIABILITY	30,259,000	-	-	-	-	-	30,259,000	-	30,259,000
NON CURRENT LIABILITY	348,499,967	-	-	319,364,527	-	-	667,864,494	-	667,864,494
LONG TERM LIBILITY	348,499,967	-	-	319,364,527	-	-	667,864,494	-	667,864,494
NET EQUITY	977,207,000	16,413,757,376	173,001,146	7,294,133,689	97,054,802,000	(85,242,633,000)	36,670,268,211	(5,167,852,056)	31,502,416,154
TOTAL LIABILITY	1,355,965,967	16,413,757,376	173,001,146	7,613,498,215	97,054,802,000	(85,242,633,000)	37,368,391,705	(5,167,852,056)	32,200,539,648

(a) Share contribuition, by historical value held by IIBV and AmBrew;

(b) Adjustment of accounting basis of ABI (Anheuser-Busch InBev S.A./N.V.) with regards to the goodwill registerd in ABI's consolidated and fair value ajustment in the Fixed Assets registered in ABI;

(c) Capital increase and Stock Swap Merger held in 2013 in the total amount of R$ 97,054,802,000;

(d) Subsequent event related to transactions with minority shareholders in the amount of R$ (85,242,633,000).

VALUE OF AMBEV S.A.'S SHARES

15,662,590,670 shares	*VALUE PER SHARE*
Book equity value	R$ 2.341265
Adjustment per share	R$ (0.329949)
Equity value adjusted at Market price	R$ 2.011316

9. CONCLUSION

In light of the analyses of the previously mentioned documents, and based on studies conducted by APSIS, the experts conclude that the ratio to exchange shares of AMBEV BRASIL for shares of AMBEV S.A., as appraised by the value of the Net Equities of these companies at Market Prices through the assets approach, on December 31st, 2012, considering subsequent corporate events until October 31st, 2013 and the BSA Merger, is of:

1.096041 shares of AMBEV BRASIL for 01 share of AMBEV S.A.

The exchange ratio is calculated by the ratio of the Net Equity at market value per share of AMBEV S.A. and AMBEV BRASIL.

Appraisal Report SP-0404/13-02a was prepared in the form of a Digital Report (electronic document in Portable Document Format - PDF), with the digital certification of its technical officials and printed by APSIS, composed of 26 (twenty-six) pages typed on one side and four (4) Exhibits. APSIS Consultoria Empresarial Ltda., CREA/RJ 1982200620 and CORECON/RJ RF/02052, a company specialized in asset valuation, legally represented hereunder by its representatives, makes itself available to provide any further clarifications that may be required.

São Paulo, December 2nd, 2013.

MARCIA APARECIDA DE LUCCA CALMON
Director

DANIEL GARCIA
Project Manager

10. LIST OF EXHIBITS

1. VALUATION OF FIXED ASSETS
2. VALUATION OF TRADEMARKS
3. APPRAISAL CALCULATIONS
4. GLOSSARY AND PROFILE OF APSIS

RIO DE JANEIRO - RJ
Rua da Assembleia, nº 35, 12º andar
Centro, CEP 20011-001
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 42
Consolação, CEP 01227-200
Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

EXHIBIT 1

	Total - Market Value
TOTAL PROPERTY, PLANTS & EQUIPMENT - Accounting	1,379,461,431
Real Estate	348,071,115
Plants	22,512,190
Buildings	325,558,925
Improvement	-
Plantations	-
Other Real Estate	681
Afforestation and Reforestation	-
Other Goods	681
Furniture, Vehicles and Computers	1,603,407
Furniture and Fixtures	269,546
Vehicles	160,588
Goodwill CBB - Incorporation	-
Computer Equipment	1,173,274
Equipments	832,548,677
Agricultural Equipment	-
Equipments and Machinery	779,280,000
Instalation	-
Equipment for external use	121,870,501
Goods for external use	51,237,692
Current Assets	70,632,809
Stores	-
On going fixed assets	75,688,280
Provision for Loss	(321,230)
Provision for Loss - External use	(26,145)
Provision for Loss - Current Asset	(295,085)

ASSESSMENT METHODOLOGY OF MACHINERY AND EQUIPMENT

METHOD OF COST QUANTIFICATION

DEPRECIATION BY HELIO CAIRES METHOD

This method consists in obtaining the value of a machine and/or equipment, new, exactly state or similar, through market research with manufacturers, suppliers and / or representatives, plus, if applicable, the costs of assembly, installation and transportation.

It is made a research of prices of new objects according to its manufacturers or similar, with the application of depreciation for the definition of the market value. It analyzes the physical and technological characteristics of the objects, covering the various functions, operations performance (output, the produced product quality, the unit cost for each produced part), built structures (frame, drives and controls) and optional items, among others.

For the identification of depreciation, in addition to the features observed in the inspection, are also considered useful life, lived life, residual values, the state of conservation and the obsolescence of the object. The depreciation will be calculated from the useful life probable variation curve. Thus, the market value of the equipment used will be determined from the value of new equipment's, considering lived age and residual value, indexed to a curve or mathematical function, which is limited by the useful life of the object.

Having the characteristics and values, we compared the machinery and equipment, assigning to each relevant depreciation value.

The choice of the function that defines the coefficient of depreciation was done according to the type of equipment assessed, choosing the method of Caires.

This method allows calculating the depreciation coefficient, according to the conditions of maintenance and workload.


H. CAIRES
VALOR
TEMPO

WORK FACTOR

WORK TYPE	FACTOR
Null	0
Light	5
Normal	10
Heavy	15
Extreme	20

MAINTENANCE FACTOR

TYPE OF MAINTENANCE	FACTOR
Absent	0
Tolerable	5
Normal	10
Rigorous	15
Perfect	20

OBJECTS AGE OR OPERATIONAL AGE (t):

Operational ages will be determined by sectors of production, depending on the workload. For machines with more advanced operational ages, due to the fact of having suffered reforms and being in good condition, we adopted the concept of "apparent age".

ESTIMATED USEFUL LIFE (T)

According to secondary primary concepts of mechanical project, every machine is formed by the composition of elements which, when initiating its operational life, follows the law of decreasing its work capability, which is generally represented by 3 (three) cycles:

SOFTENING: cycle of adjustment with loss of material. Later it tends to be an improvement in its functioning.

OPERATION: cycle where the machine is in its normal capacity of production and the loss of material to wear is slow and insignificant; however, during certain time called "Operational Lifetime", the set loses its operational capacity to the point where it must suffer a partial or complete reconditioning before an irreversible collapse.

COLLAPSE: this cycle, the removal of material occurred during the operation stage culminates in the collapse, making the machine sunk, leaving only what is called "State or Residual Value".

The useful life will be determined by the type of equipment and industrial sector in question, by using engineering tables.

RESIDUAL VALUE (RV)

The residual value stems from the operational lifetime of the object, corresponding to what is left of the machine after the end of their operational lifetime, given in percentages, as a rule, lie in the range of 5 to 20% of the value of new equipment. This variation follows the following principles:

Machines that operate producing parts with small tolerances and low chances of reinstatement may have high residual value, if they can be reused in other lines.

Machines that do not allow rebuilds, but preserves the components for reuse have residual value relative to the value of the same and the balance in junk.

Machines that do not allow refurbishment and reuse of parts have residual value equivalent of junk.

For machinery, equipment and facilities evaluated in this study, the residual value was considered as a percentage of 1% to 10% of the replacement value of the object.

OTHER IMPORTANT OBSERVATIONS ADOPTED IN THIS MODEL

The cycle life adopted for the AMBEV BRASIL's fixed assets were rectified and/or ratified based on information adopted for the AMBEV BRASIL's segment. Therefore, the site visit *in loco* was not applied for all company's units, once APSIS already had a historical database and experience for this depuration, where the checkpoint was applied and the checklist was filled evaluating the operation and condition of the environment.

For the remaining useful life, was identified, through a site visit in strategic units, that there is a preventive maintenance plan.

EXHIBIT 2

AMBEV BRASIL BEBIDAS S.A.						
Net Revenue - BRAZIL	R$ '000	282,186	301,183	321,459	343,100	366,199
Net Revenue - Beer Trademark	R$ '000	274,563	292,991	312,656	333,641	356,034
Royalty Savings - After Tax	R$ '000	12,685	13,536	14,445	15,414	16,449
Beer Trademark family value - Brazil	R$ '000	179,095				
Net Revenue - Trademark NANC	R$ '000	7,623	8,192	8,803	9,459	10,165
Royalty Savings - After Tax	R$ '000	352	378	407	437	470
NANC Trademark family value - Brazil	R$ '000	5,091				
Consolidated trademark value - Brazil	R$ '000	184,186				

COST OF EQUITY	
RISK FREE (Rf)	3.0%
BETA d	0.35
BETA r	0.57
PREMIUM RISK (Rm - Rf)	6.6%
COUNTRY RISK (BRAZIL)	1.4%
SIZE PREMIUM (Rs)	1.7%
Re (=)	9.9%
CAPM	
COST OF EQUITY (US$)	9.9%
COST OF EQUITY (R$)	12.6%
NOMINAL CAPM (=)	12.6%

PERPETUITY GROWTH per year	4.5%	4.5%	4.5%
DISCOUNT RATE per year	13.6%	12.6%	11.6%
COMPANHIA DE BEBIDAS' TRADEMARK EVALUATION			
OPERATING CASH FLOW	54,242	55,399	56,599
DISCOUNTED RESIDUAL VALUE	110,103	128,787	153,052
COMPANHIA DE BEBIDAS' TRADEMARKET VALUE (R$ '00(	164,345	184,186	209,651

ASSUMPTIONS FOR TRADEMARK'S CASH FLOW PROJECTION

INCOME AND OUTCOME	ASSUMPTIONS	LOGIC
NET OPERATING REVENUE (NOR)	The Trademark's net revenue are considered separately by territory and product, as it follows: *TERRITORY: BRAZIL* ▪ BEER: considered revenue of R$ 274.6 million in YEAR 01, R$ 292.9 million in YEAR 02, R$ 312.6 million in YEAR 03, R$ 333.6 million in YEAR 04 and R$ 356.034 million in YEAR 05. ▪ NANC: considered revenue of R$ 7.6 million in YEAR 01, R$ 8.1 million in YEAR 02, R$ 8.8 million in YEAR 03, R$ 9.4 million in YEAR 04 and R$ 10.1 million in YEAR 05.	▪ The values considered for Brazil trademarks had their growth based on the historical growth of the company.
ROYALTY TAX	Applied a 7.0% medium tax over Net Operating Revenue generated by each trademark.	▪ Considered the medium royalty used in trademark licensed by the company.
ROYALTY SAVINGS	It was considering the following values for *royalty savings* generated by revenues of each trademark: ▪ BRAZIL: R$ 13.3 million in YEAR 01, R$ 13.9 million in YEAR 02, R$ 14.8 million in YEAR 03, R$ 15.8 million in YEAR 04 and R$ 16.9 million in YEAR 05.	▪ To calculate the royalty savings value it was applied the medium royalty, discounted by the income tax, over the net revenue, as it follows: ○ NOR x ROYALTY x (1-Income Tax), being 7,0% royalty and 34,0% of Income Tax.
INCOME TAX	The AMBEV BRASIL is taxed in actual profit.	▪ Using fixed rate of 34.0%, as: ○ Income Tax = 25.0% ○ Social Contribution = 9.0%

DISCOUNT RATE DETERMINATION

The Discount Rate was calculated using CAPM - Capital Asset Pricing Model, model which the cost of equity is determined by the cost of the equity of the own company.

Highlighted beneath there are the main sources of parameters to determine the discount rate:

- Risk Free Rate (cost of equity): corresponds to yield, in 12/31/2012, of US T-Bond 30 years (Federal Reserve), site http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml;
- Beta d: equivalent to the media Beta of the sector, search in Bloomberg`s data base. The data supplied by this program are leveraged betas of different companies, with same relative capital structure. The beta was deleveraged in each company, considering their capital structure. Therefore, it was found the Gross beta. It was calculated the media of the Gross beta, and then it was leveraged with the sector capital structure;
- Premium Risk: correspond to the *Spread* between SP500 and US *T-Bond* 30 years, published by Ibbotson with long-term market analyzes (stock, inflation etc.). Source: 2012 Ibbotson SBBI Valuation Yearbook: Appendix C, Table C-1. EUA: Morningstar, 2012;
- Size premium: corresponds to the Premium by the risk of the size of the company, considering the American stock exchange. Source: 2012 Ibbotson SBBI Valuation Yearbook: Appendix C, Table C-1. EUA: Morningstar, 2012;
- Risk Brazil: Portal Brasil (31/12/2012), site http://www.portalbrasil.net/indices_dolar.htm;
- The United States inflation was projected at 2.0% per year.

To summarize, with the parameters used to calculate, the result was a real discount rate of 12.6% per year.

TRADEMARK VALUE CALCULATION

From the Royalty Savings net revenue projected for the next 05 years and the residual value since then (considering real growth of 4.5% perpetually), it results in the trademark operating value, using the discount rate described in the previous topic.

EXHIBIT 3

AMBEV S.A.	FINANCIAL STATEMENT								
BALANCE SHEET (R$)	BALANCE ON 12/31/2012	SUBSEQUENT EVENT (a)	Equivalence adjustment	SUBSEQUENT EVENT (b)	SUBSEQUENT EVENT (c)	SUBSEQUENT EVENT (d)	PRO FORMA BALANCE	Company's and controled companies' Market Adjustment	MARKET BALANCE
CURRENT ASSET	71,641,000	-	-	-	97,054,802,000	(85,242,633,000)	11,883,810,000	-	11,883,810,000
Cash and cash equivalents	48,155,000				97,054,802,000	-85,242,633,000	11,860,324,000		11,860,324,000
Trade and other receivables	21,490,000						21,490,000		21,490,000
Income tax receivable	1,996,000						1,996,000		1,996,000
NON CURRENT ASSET	1,284,324,967	16,413,757,376	173,001,146	7,613,498,215	-	-	25,484,581,705	(5,167,852,056)	20,316,729,648
LONG TERM ASSET	9,664,967	-	-	-	-	-	9,664,967	-	9,664,967
Deferred income tax receivable	9,664,967						9,664,967		9,664,967
FIXED ASSET	1,274,660,000	16,413,757,376	173,001,146	7,613,498,215	-	-	25,474,916,737	(5,167,852,056)	20,307,064,681
Investments	1,274,660,000	16,413,757,376	173,001,146		-	-	17,861,418,522	1,505,937,159	19,367,355,681
Property, Plants and Equipments	-	-	-	939,004,000	-	-	939,004,000	-	939,004,000
Intangible	-	-	-	6,674,494,215	-	-	6,674,494,215	(6,673,789,215)	705,000
TOTAL ASSET	1,355,965,967	16,413,757,376	173,001,146	7,613,498,215	97,054,802,000	(85,242,633,000)	37,368,391,705	(5,167,852,056)	32,200,539,648
CURRENT LIABILITY	30,259,000	-	-	-	-	-	30,259,000	-	30,259,000
Trade payables	30,259,000						30,259,000		30,259,000
NON CURRENT LIABILITY	348,499,967	-	-	319,364,527	-	-	667,864,494	-	667,864,494
LONG TERM LIBILITY	348,499,967	-	-	319,364,527	-	-	667,864,494	-	667,864,494
Deffered income tax	348,499,967			319,364,527			667,864,493.95		667,864,493.95
NET EQUITY	977,207,000	16,413,757,376	173,001,146	7,294,133,689	97,054,802,000	(85,242,633,000)	36,670,268,211	(5,167,852,056)	31,502,416,154
TOTAL LIABILITY	1,355,965,967	16,413,757,376	173,001,146	7,613,498,215	97,054,802,000	(85,242,633,000)	37,368,391,705	(5,167,852,056)	32,200,539,648

AMBEV BRASIL BEBIDAS S.A.	FINANCIAL STATEMENT					
BALANCE SHEET (R$)	BALANCE ON 12/31/2012	DIVIDENS PAYMENT SUBSQUENT EVENT (09/02/13)	BSA MERGER	BALANCE AFTER SUBSEQUENT EVENT	Company's and controled companies' Market Adjustment	MARKET BALANCE
CURRENT ASSET	1,325,369,000	- 405,659,456	50,648,109	970,357,652	19,044,520	989,402,173
Cash and cash equivalents	180,231,000	- 180,231,000	2,072,839	2,072,839		2,072,839
Trade and other receivables	107,418,000		24,321,288	131,739,288	- 32,482	131,706,805
Inventories	203,857,000		21,210,381	225,067,381	20,267,357	245,334,738
LONG TERM ASSET	3,417,000		92,139	3,509,139		3,509,139
NON CURRENT ASSET	4,513,290,000	-	9,030,530	4,522,320,530	- 2,304,771,169	2,217,549,361
LONG TERM ASSET	172,728,000	-	6,908,159	179,636,159	642,815,720	822,451,879
Trade and other receivables	958,000			958,000		958,000
Financial instruments and derivatives	295,000			295,000		295,000
LONG TERM ASSET	5,641,000		184,963	5,825,963	642,815,720	648,641,683
FIXED ASSET	4,340,562,000	-	2,122,371	4,342,684,371	- 2,947,586,889	1,395,097,482
Investments	3,270,897,000			3,270,897,000	- 3,441,416,260	- 170,519,260
Property, Plants and Equipments	1,008,182,000	-	1,940,363	1,010,122,363	371,791,884	1,381,914,247
Intangible	61,483,000	-	182,008	61,665,008	122,037,486	183,702,494
TOTAL ASSET	5,838,659,000	- 405,659,456	59,678,639	5,492,678,182	- 2,285,726,648	3,206,951,534
CURRENT LIABILITY	1,396,597,000	-	22,466,086	1,419,063,086	-	1,419,063,086
Suppliers and provision expenses	552,133,000		18,862,768	570,995,768		570,995,768
Loans and borrowings	5,147,000			5,147,000		5,147,000
Income tax payable	156,504,000			156,504,000		156,504,000
Provision	21,369,000		3,603,318	24,972,318		24,972,318
NON CURRENT LIABILITY	2,409,265,000	-	5,617,421	2,414,882,421	- 1,930,658,747	484,223,674
LONG TERM LIBILITY	2,409,265,000	-	5,617,421	2,414,882,421	- 1,930,658,747	484,223,674
Investment loss provision	9,629,000			9,629,000		9,629,000
Trade payable	2,323,806,000		5,600,403	2,329,406,403	- 2,125,754,000	203,652,403
Loans and borrowings	9,223,000			9,223,000		9,223,000
Deffered income tax	6,346,000			6,346,000	195,095,253	201,441,253
Provision	60,261,000		17,018	60,278,018		60,278,018
NET EQUITY	2,032,797,000	- 405,659,456	31,595,132	1,658,732,675	- 355,067,901	1,303,664,774
TOTAL LIABILITY	5,838,659,000	- 405,659,456	59,678,639	5,492,678,182	- 2,285,726,648	3,206,951,534

EXCHANGE RATIO

Value (R$ thousand)

RELEVANT ACCOUNT	ACCOUNTING		MARKET NET EQUITY	
	AMBEV S.A.	Ambev Brasil	AMBEV S.A.	Ambev Brasil
ASSET	37,368,392	5,492,678	32,200,540	3,206,952
CURRENT ASSET	11,883,810	970,358	11,883,810	989,402
LONG TERM ASSET	9,665	179,636	9,665	822,452
FIXED ASSET	25,474,917	4,342,684	20,307,065	1,395,097
LIABILITY	37,368,392	5,492,678	32,200,540	3,206,952
CURRENT LIABILITY	30,259	1,419,063	30,259	1,419,063
LONG TERM LIABILITY	667,864	2,414,882	667,864	484,224
NET EQUITY	36,670,268	1,658,733	31,502,416	1,303,665
TOTAL OF SHARES	15,662,591	710,416	15,662,591	710,416
LONG TERM ASSET				
R$ PER SHARE *	2.341265	2.334876	2.011316	1.835073
EXCHANGE RATIO	1.002736		1.096041	

Obs.: Amount of Ambev Brasil's shares for 1 AMBEV S.A.' share

EXHIBIT 4

Glossário

ABL - Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas) - Brazilian Technical Standards Association.

Allocated Codes - serial number (grades or weights) to differentiate the quality features of properties.

Allotment - subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization - systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age - estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset - a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach - valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

Base Date - specific date (day, month and year) of application of the assessment value.

Basic Infrastructure - urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income) - a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property - the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta - a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value - the value at which an asset or liability is recognized on the balance sheet.

Building Standard - the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination - union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk - uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

CAPEX (Capital Expenditure) - fixed asset investments.

Capitalization - conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model) - model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate - any divisor used to convert economic benefits into value in a single period.

Capital Structure - composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow - cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital - cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit - smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty - an event that causes financial loss.

Company - commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status - physical status of an asset as a result of its maintenance.

Control - power to direct the strategic policy and administrative management of a company.

Control Premium - value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost - the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital - Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis) - Accounting Pronouncements Committee.

Current Value - value replacement with a new value depreciated as a result of the physical state the property is in.

CVM - Securities and Exchange Commission.

Damage - damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment - application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue - closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow) - discounted cash flow.

D & A - depreciation and amortization.

Dependent Variable - variable to be explained by the independent ones.

Depreciable Value - cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation - systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable - variable that assumes only two values.

Direct Production Cost - spending on inputs, including labor, in the production of goods.

Discount for Lack of Control - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate - any divisor used to convert a flow of future economic benefits into present value.

Drivers - value drivers or key variables.

EBIT (Earnings before Interest and Taxes) - earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) - earnings before interest, taxes, depreciation and amortization.

Economic Benefits - benefits such as revenue, net profit, net cash flow, etc.

Efficient Use - that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value - estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise - set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value - economic value of the company.

Equity Value - economic value of the equity.

Equivalent Construction Area - constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth - numerical result of the division of a lot area by its main projected front.

Expertise - technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

Facilities - set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value - value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell - value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) - Free cash flow to firm, or unlevered free cash flow.

Financial Lease - that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset - tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw - anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation - condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float - percentage of outstanding shares on the company's total capital.

Frontage - horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

Goodwill - see Premium for Expected Future Profitability.

Homogenization - treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area - useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

IAS (International Accounting Standards) - principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board) - International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction - percentage owned by each of the buyers (tenants) of the land and of the building's common items.

IFRS (International Financial Reporting Standards) - International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment - see Impairment losses

Impairment Losses (impairment) - book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach - valuation method for converting the present value of expected economic benefits.

Independent Variables - variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost - administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Influence Point - atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance - risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value - value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset - identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations..

Internal Rate of Return - discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS) - standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital - the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property - property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value - value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money - amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables - variables that, a priori, and traditionally have been important for the formation of property value.

Levered Beta - beta value reflecting the debt in capital structure.

Liability - present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value - value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity - ability to rapidly convert certain assets into cash or into the payment of a certain debt.

Market Approach - valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data - set of information collected on the market related to a particular property.

Marketing Factor - the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research - set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value - maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple - market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

Net Debt - cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension

funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets - those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model - hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

Operating Assets - assets that are basic to the company's operations.

Operating Lease - that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company - an entity that has one or more subsidiaries.

Perpetual Value - value at the end of the projective period to be added on the cash flow.

Point of Sale - intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population - total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) - future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value - the estimated present value of discounted net cash flows in the normal course of business.

Price - the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area - useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property - something of value, subject to use, or that may be the object of a right, which integrates an equity.

Qualitative Variables - variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables - variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations - range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity) - return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value - the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt) - a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate - market data with features comparable to the property assessed.

Regression Model - the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life - a property's remaining life.

Replacement Cost - a property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New - value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost - expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation - a property's reproduction cost less depreciation, considering the state it is in.

Residual Value - value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset - estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

Sample - set of market data representative of a population.

Scrap Value - market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices - see Assets Approach.

Statistical Inference - part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary - entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation - documentation raised and provided by the client on which the report premises are based.

Survey - evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

Tangible Asset - physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report - detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area - resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

Urbanizable Land - land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area - real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life - the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

Valuation - act or process of determining the value of an asset.

Valuation Methodology - one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk - representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use - value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan - the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

WACC (Weighted Average Cost of Capital) - model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Different

The difference lies in a multidisciplinary, highly-qualified team, in the market for more than 30 years.
We work with clients of different sizes and in different sectors of the economy.

Simple

We wish to simplify things for you.
We are a team sized to your needs.
We are resourceful, precise and to-the-point.
Here you talk with those who decide.

Intelligent

Intelligence translates itself into the capacity to quickly understand your problem and turn it into a solution, using creativity, knowledge and experience.
We are a company always on the move.
And ready to meet your company´s needs.

SERVICES

Appraisal for Corporate Restructuring Purposes

- Independent Appraisal Reports
- Technical Reports for Consolidations, Spin-offs and Mergers
- Asset Valuation in Investiment and Real Estate Funds
- Share Capital Increase
- IPO - Public Share Offering
- Net Equity at Market Price (Exchange Ratio)
- Alternative Dispute Resolution (ADR)

Appraisal for Financial Statements (Fair Value)

- Business Combination - Goodwill
- Impairment Test
- Intangible Assets (Brands, Softwares and Others)
- Economic Lifetime, Residual Value and Replacement Value
- Property for Investments
- Purchase Price Allocation (PPA)
- Biological Assets

Corporate Finance

- Business, Brand Valuation and Other Intangible Asset Valuation
- Mergers & Acquisitions (M&A)
- Fairness Opinion
- Investors and Opportunity Prospection
- Feasibility Studies
- Strategic Financial Modeling
- Performance Analysis Indicator

Fixed Asset Management

- Inventory-taking and Accounting Reconciliation
- Equity Outsourcing

Real Estate Appraisal

- Purchase & Sale / Rental Evaluation
- Bank Guarantee / Payment in Kind
- Insurance Appraisal
- Tax Review (Land and Property Tax / Transfer Tax)

You can find more information about our services and cases at apsis.com.br

CLIENTS

AÇÚCAR GUARANI (GRUPO TEREOS)
ALIANSCE SHOPPING CENTERS
ALL - AMÉRICA LATINA LOGÍSTICA
AMBEV
ANDRADE GUTIERREZ
ANHANGUERA
ARCELOR MITTAL
AYESA INTERNATIONAL
BANK OF AMERICA MERRILL LYNCH
BHG - BRAZIL HOSPITALITY GROUP
BIAM GESTÃO DE CAPITAIS
BM&A - BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BM&F BOVESPA
BNDES
BNY MELLON
BR MALLS
BR PROPERTIES
BRASIL FOODS
BRASKEM
BRAZIL PHARMA
BROOKFIELD INCORPORAÇÕES (BRASCAN)
BTG PACTUAL
BUNGE FERTILIZANTES
CAMARGO CORRÊA
CAMIL ALIMENTOS
CARLYLE BRASIL
CARREFOUR
CASA & VIDEO
CCX - EBX - IMX - LLX - MMX
CEG
CIELO
CLARO
CLUB MED
COCA-COLA
COMITÊ OLÍMPICO BRASILEIRO - COB
CONTAX
CPFL
CREDICARD
CSN - COMPANHIA SIDERÚRGICA NACIONAL
EMBRAER
EMBRATEL
ENERGISA
ESTÁCIO PARTICIPAÇÕES
ESTALEIRO ALIANÇA
ETERNIT
FEMSA BRASIL
FGV - FUNDAÇÃO GETÚLIO VARGAS
FGV - PROJETOS
FOZ DO BRASIL
FRESH START BAKERIES (EUA)
GAFISA
GENERAL ELETRIC DO BRASIL (GE)
GERDAU
GETNET
GOL LINHAS AÉREAS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
HYPERMARCAS
IDEIASNET
INBRANDS
IOCHPE MAXION
JBS
KRAFT FOODS
L'ORÉAL
LAFARGE
LAVAZZA
LEADER MAGAZINE
LIGHT
LIQUIGÁS
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS
LORINVEST (LORENTZEN)
MACHADO, MEYER, SENDACZ E OPICE ADVOGADOS
MAGNESITA
MARFRIG
MATTOS FILHO ADVOGADOS
MG A.A DE INVESTIMENTOS
MICHELIN
MULTIPLAN
OI S.A.
OWENS ILLINOIS AMERICA LATINA
PÁTRIA INVESTIMENTOS
PEIXE URBANO
PETROBRAS
PINHEIRO GUIMARÃES ADVOGADOS
PINHEIRO NETO ADVOGADOS
PONTO FRIO (VIA VAREJO S.A.)
PROCTER & GAMBLE
PSA PEUGEOT CITROEN
QUATTOR
REPSOL YPF
REXAM
RIO BRAVO
ROTHSCHILD & SONS
SHELL
SHV
SOUZA, CESCON ADVOGADOS
TAURUS
TELOS FUNDAÇÃO EMBRATEL
TIM BRASIL
TOTVS
TRENCH, ROSSI E WATANABE ADVOGADOS
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
ULTRAPAR
UNIMED
VEIRANO ADVOGADOS
VEREMONTE
VIVO
VOTORANTIM
W. TORRE
WHEATON DO BRASIL
WHITE MARTINS
XP INVESTIMENTOS

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Rio de Janeiro

Rua da Assembleia, 35 - 12º andar
Centro - 20011-001
Phone: +55(21) 2212-6850
Fax: +55(21) 2212-6851
apsis.rj@apsis.com.br

São Paulo

Av. Angélica, 2503 - Conj. 42
Consolação - 01227-200
Phone: +55(11) 3666-8448
Fax: +55(11) 3662-5722
apsis.sp@apsis.com.br

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